Exhibit 99.4

IMMEDIATE	5 July 2004

Royal & SunAlliance re Appointment of Adviser

Royal & SunAlliance today announces that it has, with immediate effect, appointed Merrill Lynch International as its strategic financial adviser and joint broker.

–ENDS–